Exhibit 99.1

Enerplus Announces Cash Dividend for February 2011

CALGARY, Jan. 31 /CNW/ - Enerplus Corporation ("Corporation") (TSX/NYSE - ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on February 20, 2011 to all shareholders of record on February 10, 2011. The ex-dividend date for this payment is February 8, 2011.

The CDN$0.18 per share dividend is equivalent to approximately US$0.18 per share if converted using a Canadian/US dollar exchange ratio of 1.00. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

New Effective Tax Rates

Effective January 1, 2011, Enerplus Resources Fund converted to Enerplus Corporation. The distributions paid previously by Enerplus Resources Fund to individual taxable Canadian investors in the highest marginal tax bracket were subject to an effective income tax rate of approximately 39% - 50%, depending on the provincial jurisdiction and individual circumstances.

As a corporation, dividends paid by Enerplus to these taxable Canadian shareholders will now qualify for a dividend tax credit resulting in an effective tax rate of 28% - 41% until July of 2011. After July 2011, we expect our dividends will be eligible for the enhanced tax credit typically applied to dividends from most Canadian public companies resulting in an effective tax rate of 18% - 36%, for those individuals in the highest marginal tax bracket, depending upon provincial jurisdiction and individual circumstances. Enerplus dividends are not immediately eligible for the enhanced tax credit as we had previously acquired Canadian private corporations that had low rate income and this income must be paid out at the regular dividend tax credit rate before the enhanced tax credit can be applied. These expectations are based upon the current dividend policy of Enerplus and could change if future dividend levels are adjusted.

In the U.S., Enerplus dividends will continue to be eligible for the preferred dividend rate of 15% currently in effect. Dividends paid into U.S. taxable accounts will continue to be subject to Canadian withholding taxes, however, where Enerplus shares are held in U.S. tax-sheltered accounts, these dividends should no longer be subject to Canadian withholding taxes.

Shareholders are advised to consult their tax advisors regarding questions relating to the tax treatment of Enerplus dividends.

A summary of the taxable and non-taxable portion of cash distributions paid by Enerplus in 2010 is available on our website at www.enerplus.com along with all of our public information.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

please call 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 06:00e 31-JAN-11